CHANGE OF STATUS REPORT

PURSUANT TO SECTION 11.2 OF NATIONAL INSTRUMENT 51-102

Organigram Holdings Inc. (the “Issuer”) hereby reports, pursuant to section 11.2 of National Instrument 51-102 Continuous Disclosure Obligations, that the Issuer has ceased to be a venture issuer effective May 21, 2019, the date on which the Issuer’s common shares commenced trading on the NASDAQ Global Select Market under the symbol “OGI”.

DATED this 21st day of May, 2019.

ORGANIGRAM HOLDINGS INC.

/s/ Paolo De Luca
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Paolo De Luca
Chief Financial Officer